SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: June 6th, 2012

EZchip Semiconductor Ltd.
1 Hatamar Street
Yokneam 20692, Israel
______________

Notice of Annual General Meeting of Shareholders
July 19, 2012

To the Shareholders of EZchip Semiconductor Ltd.:

We cordially invite you to attend the Annual General Meeting of Shareholders of EZchip Semiconductor Ltd. to be held on Thursday, July 19, 2012 at 11:00 A.M. (Israel time), at EZchip's principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel (the telephone number at that address is +972-4-959-6666).

The following matters are on the agenda for the meeting:

(1)	the reelection of four directors – the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

(2)	the reelection of our outside director, Shai Saul – the term of office of Mr. Saul will expire in November 2012, and we are proposing to reelect Mr. Saul for an additional three-year term;

(3)	the approval of the grant of restricted share units to our directors;

(4)	to approve an increase to the coverage of our directors and officers' (D&O) liability insurance policy;

(5)	to amend our Articles of Association regarding insurance, indemnification and exculpation;

(6)	subject to the approval of Item No. 5, to approve corresponding amendments to the insurance, exculpation and indemnification agreements with each of our directors and executive officers; and

(7)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2012; when this proposal is raised, you will also be invited to discuss our 2011 consolidated financial statements.

Record Date

Only shareholders who hold our Ordinary Shares, par value NIS 0.02 per share, at the close of business on June 11, 2012 (the record date) will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide us, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date.  Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request is submitted with respect to a specific securities account.

EZchip Semiconductor Ltd.

All shareholders of record on the record date are cordially invited to attend and vote at the meeting in person or by proxy, pursuant to our Articles of Association.  Shareholders may send us standpoint notices no later than June 21, 2012.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting in person or by proxy is required to approve Items Nos. 1, 2, 3, 4, 6 and 7.  The affirmative vote of the holders of at least 75% of the voting power represented at the meeting and voting in person or by proxy is required to approve Item No 5.  In addition, a special majority vote will be required for approval of Item No. 2.  In order to approve the reelection of Mr. Saul as an outside director, the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders or shareholders who have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

Review of Documents

Enclosed are the proxy statement and a proxy card for the meeting.  Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the meeting.  Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.ezchip.com/ir-shareholder-mtg.htm.

Each TASE Member will e-mail, upon request and without charge, a link to the distribution sites, to each shareholder who is not listed in our shareholder register and whose shares are held through the TASE Member, provided that each such shareholder's request is submitted (i) with respect to a specific securities account, and (ii) prior to the record date.

By Order of the Board of Directors,

BENNY HANIGAL
Chairman of the Board of Directors

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